
03029201

July 31, 2003

The U.S. Security and Exchange Commissic
450 Fifth Street, N. Y.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2003
WASH, D.C. 188 SECTION

Re: All Nippon Airways Co., Ltd. – File No. 82-1569

SUPPL

Dear Sirs:

Enclosed is a copy of ANA Reports First Quarter Financial Results submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
We also confirm that the Schedule of Information included in our initial submission has not changed.

Sincerely yours,

Tetsuya Sudo
Staff Director, Investors Relations
All Nippon Airways Co., Ltd.


PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

enc.
・ANA Group News : ANA Reports First Quarter Financial Results

ANA Reports First Quarter Financial Results

TOKYO July 31, 2003 The ANA Group today reported a consolidated net loss of ¥18.3 billion on revenue of ¥259.6 billion for the first three months of the current fiscal year (April 1, 2003 - March 31, 2004)

Despite extensive cost-saving measures put into place by ANA, the combined effects of the war in Iraq, and more significantly the outbreak of SARS, set against the continuing economic malaise in Japan, led to lower than expected results for the April 1 to June 30 period across all areas of ANA's business – air transportation, travel services and hotel operations – and to an operating loss of ¥28.6 billion.

Passenger revenue on international routes at ANA Group* airlines was ¥43.5 billion, ¥12.6 billion less than the same period in 2002. This is attributable in great part to the effect of SARS on ANA's Asia, primarily China, routes.

Passenger revenue on domestic routes was down ¥8.8 billion year-on-year to ¥147.8 billion due to the shorter Golden Week holiday period (compounded by the days of the week on which the holidays fell), and the aforementioned economic stagnation in Japan. ANA reported an operating loss of ¥27.9 billion on airline operations.

Owing to the swift conclusion of the Iraq conflict at the beginning of the quarter, business traffic on ANA's European routes was quick to return, and by the end of June was nearly back to the same level as the corresponding period in 2002. Advance bookings suggest demand will outstrip that of last year by the end the second quarter.

Similarly, ANA's services to the U.S. are experiencing robust growth to levels approaching last year's, if more slowly than Europe. Business travel demand to Asia also is also starting to come back.

***ANA Group airlines**

Domestic routes: ANA (All Nippon Airways), ANK (Air Nippon), ADK (Air Hokkaido), ANN (Air Nippon Network) International routes: ANA (All Nippon Airways), ANK (Air Nippon), AJX (Air Japan)

Contact: Rob Henderson, ANA Public Relations at r.henderson@ana.co.jp

For the first quarter ended June 30, 2003
Consolidated financial results
All Nippon Airways Co., Ltd. (9202)

July 31, 2003

1. Basis of quarterly financial results

(1) Changes in significant accounting policies :
Certain simplified methods compared with latest financial period are applied.

(2) Change of scope of consolidation and application of the equity method :

	Consolidation	Equity method
Newly added	–	–
Excluded	3	–

2. Consolidated financial highlights for the first quarter ended June 30, 2003

(1) Summary of consolidated operating results

Yen (Millions rounded down)

	FY2003 first quarter	%	FY2002 first quarter	%	FY 2002
Operating revenues	259,627	–	–	–	1,215,909
Operating income (loss)	(28,651)	–	–	–	(2,597)
Recurring profit (loss)	(27,368)	–	–	–	(17,236)
Net income (loss)	(18,324)	–	–	–	(28,256)

(2) Summary of consolidated financial positions

		FY2003 first quarter (As of June 30, 2003)	FY2002 first quarter (As of June 30, 2002)	FY 2002 (As of March 31, 2003)
Total assets	Yen (Millions)	1,436,905	–	1,442,573
Shareholders' equity	Yen (Millions)	104,941	–	121,954
Shareholders' equity ratio	%	7.3	–	8.5

【 Summary of consolidated cash flows】

		FY2003 first quarter	FY2002 first quarter	FY 2002
Cash flows from operating activities	Yen (Millions)	(17,176)	–	85,952
Cash flows from investing activities	Yen (Millions)	(37,618)	–	(52,478)
Cash flows from financing activities	Yen (Millions)	16,656	–	(63,364)
Cash and cash equivalents at end of the period	Yen (Millions)	119,992	–	158,121

Notes : The quarterly financial results of FY2002 are not disclosed .

3. Forecast of consolidated operating results for the period ending March 31, 2004

No revision on forecasted operating results for the period ending March 31,2004 has been made.

Summary of Consolidated Financial Results for First Quarter Ended June 30th 2003

Financial Results

Overview

During the quarter under review (April 1st – June 30th, 2003) the Japanese economy remained mired in stagnation. This, coupled with the worldwide spread of SARS, had a serious effect on the Group's air transportation business, as well as on its travel services and hotel operations. As a result, despite steady progress in implementing its cost reduction plan, the ANA Group posted decreased operating revenues and profits, resulting in a net loss of ¥18.3 billion on a consolidated basis for this quarter.

The following is a summary of operating results by business segment. (Revenue for each business segment includes intercompany transactions.)

Air Transportation

In terms of domestic passenger operations, this year's shorter Golden Week holiday period meant fewer travellers. This and the sluggish economy combined to reduce operating revenues by ¥8.8 billion compared with the same period of the previous year.

On the international side, meanwhile, saw signs of recovery at the end of this quarter in terms of a strong rebound of Business Class passengers on European routes, thanks to the shorter duration of the Iraq War than expected. However, this was offset by greatly reduced demand on other routes (particularly China) due to the SARS outbreak. As a result, operating revenue decreased by ¥12.6 billion compared with the same period of the previous year.

To deal with this situation, we adopted a system to allow us better to respond to fluctuations in international demand: some Asian routes had fewer flights, used downsized aircraft, or were suspended altogether, while our Honolulu and Seoul routes, where demand remained steady, were temporarily allotted more flights, including charters.

Finally, the International Cargo business increased its operating revenue by ¥900 million, thanks to the establishment of special cargo flights and expanded capacity.

Operating revenues in the air transportation segment as a whole, however, dropped significantly: down ¥19.9 billion from the same period of the previous year, resulting in an operating loss of ¥27.9 billion.

Travel Services

While domestic travel services in this off-season period achieved better results than in the previous year, partly as a result of our promotional sales efforts to raise demand, overseas travel services, due to the SARS outbreak, suffered a major drop in demand. Operating revenues from this segment decreased by ¥3.1 billion compared with the same period of the previous year, resulting in an operating loss of ¥0.6 billion.

Hotel Operations

This segment saw operating revenues decrease by ¥2.5 billion year on year. However, if, in order to make a fair comparison, we exclude operating revenues from the two overseas hotels sold in 2002 from the consolidated figures for that year, the substantive revenue decrease would amount to ¥0.9 billion.

Slack domestic demand, with fewer international travelers, affected operations: accommodation, banqueting and catering all posted lower revenues. The overall operating loss was ¥0.6 billion.

Other Businesses

The spread of SARS affected the operating revenues of some subsidiaries. The operating revenues at a subsidiary providing international airline reservations and ticketing systems were down by half to ¥0.3 billion compared with the same period of the previous year, and duty free sales also experienced difficulties. Nevertheless, this segment achieved an operating income of ¥0.3 billion.

Financial Condition

Net loss before taxes was ¥28.2 billion during this first quarter. After adjustments including depreciation and amortization, cash flows from operating activities registered an outflow of ¥17.1 billion. Cash flows from investing activities resulted in an outflow of ¥37.6 billion due to capital investments, primarily aircraft. In total, the free cash flow resulted in an outflow of ¥54.7 billion. As for cash flows from financing activities, our capital procurement centering on the issuance of bonds and the repayment of loans resulted in an inflow of ¥16.6 billion. As a result, cash and cash equivalents decreased by ¥38.1 billion, with the balance standing

at ¥119.9 billion at the end of this quarter.

As a result on our balance sheets, fixed assets, mainly aircraft, increased by ¥26.3 billion compared with the previous fiscal year, while cash and cash equivalents (cash, deposits and marketable securities) in current assets decreased by ¥32.4 billion, and interest-bearing liabilities (loans and bonds) increased by ¥18.2 billion.

Shareholders' equity decreased by ¥17 billion as a result of the net loss for this period, with total assets decreasing by ¥5.6 billion.

(1) Consolidated statements of income (loss)

Yen (Millions)

	FY2003 first quarter	FY2002 first quarter (For reference)	Difference (For reference)
Operating revenues and expenses			
Operating revenues	259,627	280,955	(21,328)
Operating expenses	234,220	233,169	1,051
Sales, general and administrative expenses	54,058	60,775	(6,717)
Operating income (loss)	**(28,651)**	**(12,989)**	**(15,662)**
Non-operating income and expenses	**1,283**	**(3,251)**	**4,534**
Net interest income (expenses)	(4,971)	(5,450)	479
Others	6,254	2,199	4,055
Total recurring profit (loss)	**(27,368)**	**(16,240)**	**(11,128)**
Net extraordinary gain (loss)	**(855)**	**(1,958)**	**1,103**
Net income (loss) before taxes	**(28,223)**	**(18,198)**	**(10,025)**
Corporate, inhabitant and enterprise tax	(9,917)	(6,239)	(3,678)
Minority interests	18	(163)	181
Net income (loss)	**(18,324)**	**(11,796)**	**(6,528)**

Notes: The results of FY2002 first quarter above are prepared for the company's internal management purpose, and not for disclosure. These data are stated solely for the convenience of the reader.
Profit and loss on equity method is not reflected in FY2002 first quarter.

(2) Consolidated balance sheets

Yen (Millions)

	FY2003 first quarter (As of June 30, 2003)	FY 2002 (As of March 31, 2003)	Difference
Assets			
Current assets	**323,595**	**355,996**	**(32,401)**
Cash, deposits and marketable securities	120,600	157,334	(36,734)
Trade accounts receivable	93,402	94,435	(1,033)
Inventories	58,451	55,803	2,648
Other current assets	51,142	48,424	2,718
Fixed assets	**1,112,237**	**1,085,905**	**26,332**
Tangible fixed assets	866,269	851,044	15,225
Intangible fixed assets	42,059	42,679	(620)
Investments and others	203,909	192,182	11,727
Deferred assets	**1,073**	**672**	**401**
Total assets	**1,436,905**	**1,442,573**	**(5,668)**
Liabilities			
Current liabilities	**341,469**	**317,938**	**23,531**
Trade accounts payable	112,539	126,911	(14,372)
Short-term loans, current portion of bonds payable and long-term debt	117,751	83,916	33,835
Other current liabilities	111,179	107,111	4,068
Long-term liabilities	**981,082**	**992,375**	**(11,293)**
Bonds payable and long-term loans payable	845,886	861,479	(15,593)
Accrued employees' retirement benefits	111,106	106,780	4,326
Other long-term liabilities	24,090	24,116	(26)
Total liabilities	**1,322,551**	**1,310,313**	**12,238**
Minority interests	**9,413**	**10,306**	**(893)**
Shareholders' equity			
Common stock	86,239	86,239	–
Capital surplus	52,588	104,228	(51,640)
Earned surplus	(34,072)	(67,388)	33,316
Unrealized gain (loss) on securities	1,515	223	1,292
Foreign currency translation adjustments	(372)	(404)	32
Treasury stock	(957)	(944)	(13)
Total shareholders' equity	**104,941**	**121,954**	**(17,013)**
Total liabilities, minority interests and shareholders' equity	**1,436,905**	**1,442,573**	**(5,668)**

(3) Consolidated statement of cash flows

Yen (Millions)

	FY2003 first quarter	FY2002 first quarter (For reference)
I. Cash flows from operating activities		
Net income (loss) before taxes	(28,223)	(18,198)
Depreciation	15,675	14,826
Others	(4,628)	16,405
Net cash provided by (used in) operating activities	**(17,176)**	**13,033**
II. Cash flows from investing activities		
Payment for acquisition of tangible fixed assets	(58,661)	(20,722)
Proceeds from sale of tangible fixed assets	24,052	9,791
Payment for acquisition of intangible fixed assets	(1,655)	(3,814)
Others	(1,354)	4,293
Net cash provided by (used in) investing activities	**(37,618)**	**(10,452)**
III. Cash flows from financing activities		
Increase (Decrease) in short-term loans	9,315	5,241
Proceeds from long-term loans	1,900	2,200
Repayment of long-term loans	(22,895)	(21,941)
Proceeds from issuance of bonds	29,823	—
Others	(1,487)	**(203)**
Net cash provided by (used in) financing activities	**16,656**	**(14,703)**
IV. Effect of exchange rate changes on cash and cash equivalents	**9**	**(788)**
V . Net increase(decrease) in cash and cash equivalents	**(38,129)**	**(12,910)**
VI. Cash and cash equivalents at the beginning of the period	**158,121**	**188,648**
VII. Net increase (decrease) resulting from changes in scope of consolidation	—	—
VIII. Cash and cash equivalents at the end of period	**119,992**	**175,738**

Notes: The results of FY2002 first quarter above are prepared for the company's internal management purpose, and not for disclosure. These data are stated solely for the convenience of the reader.

(4)Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

<FY2003 first quarter> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Elimination and/or unallocated assets	Consolidated
Operating revenues	193,747	27,834	13,008	25,038	259,627	–	259,627
Intra-group sales and transfers	16,441	3,634	2,950	15,584	38,609	(38,609)	–
Total	**210,188**	**31,468**	**15,958**	**40,622**	**298,236**	**(38,609)**	**259,627**
Operating expenses	238,161	32,151	16,615	40,311	327,238	(38,960)	288,278
Operating income (loss)	**(27,973)**	**(683)**	**(657)**	**311**	**(29,002)**	**351**	**(28,651)**

<FY2002 first quarter (for reference)> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Elimination and/or unallocated assets	Consolidated
Operating revenues	211,698	30,573	15,259	23,425	280,955	–	280,955
Intra-group sales and transfers	18,406	4,092	3,200	17,571	43,269	(43,269)	–
Total	**230,104**	**34,665**	**18,459**	**40,996**	**324,224**	**(43,269)**	**280,955**
Operating expenses	243,455	35,239	18,409	40,304	337,407	(43,463)	293,944
Operating income (loss)	**(13,351)**	**(574)**	**50**	**692**	**(13,183)**	**194**	**(12,989)**

Notes: The results of FY2002 first quarter above are prepared for the company's internal management purpose, and not for disclosure. These data are stated solely for the convenience of the reader.

(5)Breakdown of operating revenues and overview of airline operating results(Consolidated)

【 Breakdown of operating revenues (Consolidated)】

Yen (Millions)

	FY2003 first quarter	FY2002 first quarter (For reference)	Difference (For reference)
Domestic routes			
Passenger	139,541	148,346	(8,805)
Cargo	6,100	5,860	240
Mail	2,166	2,538	(372)
Baggage handling	66	67	(1)
Subtotal	**147,873**	**156,811**	**(8,938)**
International routes			
Passenger	32,173	44,870	(12,697)
Cargo	10,479	9,571	908
Mail	775	712	63
Baggage handling	144	161	(17)
Subtotal	**43,571**	**55,314**	**(11,743)**
Revenues from scheduled flights (Total)	**191,444**	**212,125**	**(20,681)**
Other operating revenues	18,744	17,979	765
Total	**210,188**	**230,104**	**(19,916)**

Notes : 1. Segment operating revenue includes inter-segment transactions.
2. The results of FY2002 first quarter above are prepared for the company's internal management purpose, and not for disclosure. These data are stated solely for the convenience of the reader.

【 Overview of airline operating results (Consolidated)】

	FY2003 first quarter	FY2002 first quarter	Year on year (%)
Domestic routes			
Number of passengers	10,323,319	10,645,187	97.0
Available seat-km (thousand km)	15,849,108	15,187,626	104.4
Revenue passenger-km (thousand km)	8,844,592	8,996,088	98.3
Passenger load factor (%)	55.8	59.2	(3.4)
Cargo (tons)	95,731	91,969	104.1
Cargo-km (thousand tons km)	92,872	89,001	104.3
Mail (tons)	15,987	18,580	86.0
Mail-km (thousand tons km)	17,369	19,041	91.2
International routes			
Number of passengers	566,535	871,975	65.0
Available seat-km (thousand km)	5,935,097	6,618,876	89.7
Revenue passenger-km (thousand km)	3,245,743	4,514,495	71.9
Passenger load factor (%)	54.7	68.2	(13.5)
Cargo (tons)	56,897	44,944	126.6
Cargo-km (thousand tons km)	256,348	239,137	107.2
Mail (tons)	3,048	2,492	122.3
Mail-km (thousand tons km)	14,393	12,929	111.3

Notes :
1.Domestic routes: ANA + Air Nippon Co., Ltd. (ANK) + Air Hokkaido Co., Ltd. (ADK) + Air Nippon Network Co., Ltd. (ANN)
2.International routes: ANA + ANK + Air Japan Co., Ltd. (AJX)
3.These results do not include results of charter flights.
4.Data of International routes use preliminary figures.